UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2020

Commission File Number: 001-36664

Roan Holdings Group Co., Ltd.

147 Ganshui Lane, Yuhuangshannan Fund Town

Shangcheng District

Hangzhou, Zhejiang

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Explanatory Note:

Timing of Filing of Annual Report on Form 20-F for the Year ended December 31, 2019

The Registrant will be relying on the order issued by the Securities and Exchange Commission (“SEC”) on March 25, 2020 providing conditional relief to public companies that are unable to timely comply with their filing obligations as a result of the novel coronavirus (COVID-19) outbreak (Release No. 34-88465) (the “Order”) to delay the filing of its Annual Report on Form 20-F for the year ended December 31, 2019 (the “Annual Report”) due to circumstances related to COVID-19.

As a result of the outbreak and spread of COVID-19, and government and business continuity measures adopted in response thereto, the Registrant closed its offices or had limited business operations from the Chinese New Year holiday until early March 2020. In addition, COVID-19 has caused severe disruptions in transportation, limited access to our facilities and limited support from workforce employed in the Registrant’s operations. As a result, the Registrant may experience delays in the provision of financial guarantee services and consulting services for its customers. This has hampered the ability of the Registrant to complete its financial statements and prepare the Annual Report in time to be filed by the original due date of April 30, 2020.  The Registrant expects, in reliance on the Order, to file the Annual Report with the SEC no later than June 14, 2020.

The COVID-19 outbreak affected the Registrant’s operations and financial results during the first quarter of 2020. While the impact of COVID-19 outbreak on the Registrant’s performance for the year remains to be seen, the Registrant expects it to have a material impact on its operations and financial results for fiscal 2020.

The Registrant will include in its risk factors for the Annual Report on Form 20-F for the year ended December 31, 2019 the following new risk factors specific to COVID-19:

Public health epidemics or outbreaks such as COVID-19 could adversely impact our business.

Our business, financial condition and results of operations may be negatively impacted by risks related to natural disasters, extreme weather conditions, health epidemics and other catastrophic incidents, such as the COVID-19 outbreak and spread, which could significantly disrupt our operations. In December 2019, a novel strain of coronavirus (COVID-19) emerged in Wuhan, Hubei Province, China. The COVID-19 outbreak and spread has caused lockdowns, quarantines, travel restrictions, and closures of businesses and schools. Due to the COVID-19 outbreak, our facilities remained closed or had limited business operations after the Chinese New Year holiday until early March 2020. In addition, COVID-19 has caused severe disruptions in transportation, limited access to our facilities and limited support from workforce employed in our operations, and as a result, we may experience the delays in provision of financial guarantee services and consulting services to our customers. Although we have taken all possible measures to overcome the adverse impact derived from the COVID-19 outbreak and have resumed our normal business activities in early March 2020, it is estimated that a lower amount of revenue and profit during the period from February to April 2020. The extent to which the coronavirus impacts our results for fiscal year 2020 will depend on certain future developments, including the duration and spread of the outbreak, emerging information concerning the severity of the coronavirus and the actions taken by governments and private businesses to attempt to contain the coronavirus, all of which is uncertain at this point.

Cautionary Statement Regarding Forward-Looking Statements

This Current Report on Form 6-K contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. These statements are subject to uncertainties and risks including, but not limited to, product and service demand and acceptance, changes in technology, economic conditions, the impact of competition and pricing, government regulations, the impact of COVID-19, and other risks contained in reports filed by the company with the Securities and Exchange Commission. All such forward-looking statements, whether written or oral, and whether made by or on behalf of the Company, are expressly qualified by this cautionary statement and any other cautionary statements which may accompany the forward-looking statements. In addition, the Company disclaims any obligation to update any forward-looking statements to reflect events or circumstances after the date hereof.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Roan Holdings Group Co., Ltd.

April 29, 2020	By:	/s/ Zhigang Liu
	Name:	Zhigang Liu
	Title:	Chairman and Chief Executive Officer